Exhibit 99.1

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

BANLE ENERGY LAUNCHES ITS FIRST BIOFUEL BUNKERING OPERATION IN HONG KONG

Hong Kong July 14, 2023 (GLOBE NEWSWIRE) – On July 14, 2023, Banle Energy International Limited, a subsidiary of CBL International Limited (NASDAQ: BANL) (the “Company”), partnering with ASB Biodiesel (Hong Kong) Limited and Seven Seas Oil (Hong Kong) Limited completed our very first B24 biofuel bunkering operation in Hong Kong, with Saybolt as an international independent inspection and testing service provider to monitor the whole process in order to ensure both quality and quantity.

Our Company has taken the initiative to support our efforts towards the 2023 IMO Greenhouse Gas Strategy (the “Strategy”), which was adopted at the Marine Environment Protection Committee (MEPC 80) in early July. The Strategy sets ambitious targets for the shipping industry to reduce the total annual greenhouse gas (“GHG”) emissions from international shipping by at least 20% and 70%, with a goal of achieving 30% and 80% by 2030 and 2040 respectively, compared to 2008 levels. In line with our direction focusing on ESG, we are committed to promote Biofuel, an ESG related product, in an effort to reduce GHG emissions.

Biofuels are being promoted as one of the low-carbon alternatives to the existing fossil oils as they could help to reduce GHG emissions and the related climate change impact from the shipping industry.

A proactive culture is part of our DNA, even back in 2019, our Company was one of the first movers in promoting and supplying very low sulphur fuel oil (VLSFO) to our clients, ahead of the “IMO 2020” regulation that was implemented in 2020. Today, we again have taken the initiative in introducing B24 biofuel bunkering in Hong Kong.

Teck Lim Chia, our Chief Executive Officer and Chairman, said: “B24 biofuel bunkering operation in Hong Kong is a significant step forward for our contribution of environmental sustainability and for the shipping industry’s efforts to reduce carbon emissions. This sets the stage for the Hong Kong bunkering industry to use biofuels as a means to play its part for decarbonization.”

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BANLE ENERGY LAUNCHES ITS FIRST BIOFUEL BUNKERING OPERATION IN HONG KONG / Page 2

Photo Caption

Biofuel delivered to a tanker at terminal.

About CBL International Limited

Established in 2015, CBL International Limited (NASDAQ: BANL) is the listing vehicle of Banle Group, an established marine fuel logistic company in Asia Pacific providing customers with one stop solution for vessel refuelling. The main market of Banle Group is the Asia Pacific market with business activities taking place in the major ports of Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, and other countries like Turkey, Belgium.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com